# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Desktop Metal, Inc., CIK 0001754820
CUSIP: 25058X303
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 63 3RD Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 04/02/2025
Filed by CIK 0001472305
Persons authorized to receive notices and communications: Ric Fulop, c/o Desktop Metal, Inc., 63 Third Avenue, Burlington, Massachusetts (MA), 01803, (978) 224-1244

## Reporting persons
- Ric Fulop (CIK 0001472305): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: Desktop Metal, Inc.
Address of issuer's principal executive offices: 63 3RD Avenue, Burlington, Massachusetts (MA), 01803

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On April 2, 2025, the Issuer completed its merger (the "Merger") with Nano Dimension Ltd., an Israeli company ("Nano"), pursuant to the Agreement and Plan of Merger, dated as of July 2, 2024, by and among the Issuer, Nano and Nano US I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nano (the "Merger Agreement"). Upon consummation of the Merger, each outstanding share of Common Stock held by the Reporting Person was cancelled and converted into the right to receive an amount in cash equal to $5.295, and each outstanding equity award of the Issuer held by the Reporting Person was cancelled and, as applicable, converted into cash or Nano securities, in each case in accordance with the Merger Agreement. As a result, on April 2, 2025, the Reporting Person ceased to beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 herein, the Reporting Person has not effected any transactions with respect to the Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 2, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

## Signatures
- Ric Fulop: /s/ Ric Fulop, Ric Fulop (04/04/2025)